EXHIBIT 99.8
January 18, 2008 NDTV Media Interview on the Financial Performance of Wipro Limited for the Quarter ended December 31, 2007
Interviewee:
Suresh Senapaty Executive Vice President, Finance & CFO
Suresh Vaswani President — Wipro Infotech and Global Practices
Sudip Banerjee, President — Enterprise Solutions SBU
Sudip Nandy, President Product Engineering Solutions SBU
Pratik Kumar, Executive Vice President — Human Resources
Correspondent: We have with us Suresh Senapaty, CFO and Sudip Banerjee, President, Enterprise Solutions, Wipro. Suresh, there has been some amount of margin hit because of the currency and looking at the frame in the 9% GDP growth, currency perhaps would be a challenge for you.
Suresh Senapaty: Correct. I think for any importer it is. The main thing is in the current fiscal rupee appreciation is in excess of 10-12%. Really unreasonable and compare this with respect to many other economies the other currencies also have appreciated but no other currency has appreciated so far so much higher. Going forward we expect rupee to appreciate by about 2-3% on a year-on-year basis.
Correspondent: Your margin on a quarter-on-quarter basis seems to begetting impacted because of rupee.
Suresh Senapaty: Absolutely, and I think the way to deal with it is to be able to say how can you control your expenses, or how can you have a depreciation of your currencies and how much can you do proactive treasury management of the foreign exchange ....
Correspondent: How have you managed hedging?
Suresh Senapaty: At Q3 end, we have on gross basis $2.45 billion of hedges. The hedges that we have apart from what is attributed to the outstanding is about $2.11 billion that has a built in OPI of about Rs. 114 crores, which in a marked to market basis. Any company would take it to the P&L account but we have not taken it and it is lying in our balance sheet. The Forex management has served us well and will continue to serve well.
I think it is only appropriate to understand and appreciate that rupee would appreciate. We are able to have hedges that can modify so that our normal business levers we can work on to be able to mitigate on an on-going basis, but we cannot have a zero impact so far as rupee appreciation is concerned.
Correspondent: Sudip Banerjee, what is the general growth in your business? Do you think the markets are in some kind of disbelief because stock markets are a bad news for IT companies?
Sudip Banerjee: I think the previous quarter has been a great quarter for us, and on an overall basis, we have grown every single vertical particularly within the enterprise vertical. Manufacturing has grown 9.3%, retail has grown and so on. They have all had sequential growth. The pipeline continues to be healthy and we see RFPs coming in, customers visiting and we are called for due diligence. We are hoping to close 4-5 contracts within the next 90 days to give us a good start for the next financial year.
Correspondent: Five contracts next 90 days, how large are those.
Sudip Banerjee: Well, this is pipe....
Correspondent: About $50 million?

Sudip Banerjee: They are of over and above $50 million, certainly. I would say now we have not witnessed any kind of a slowdown and we are watching the situation very carefully. As and when there is news to share, we will. It is business as usual at least in the segments that we are dealing in.
Correspondent: What is the sense in manufacturing and retail? Are any of the clients telling you spends will be cut back?.
Sudip Banerjee: As I said, it is not reflecting in the RFPs that are currently coming to us. I guess at this point in time either from retail or from manufacturing, energy & utilities or healthcare, none of the sectors that we have within the enterprise business we are seeing anything unusual to report in terms of either a softness to the market going forward or some decisions getting put forth etc., .
Suresh Senapaty: Just to supplement that, if you look at the customer additions this quarter, of the 35, 25 are from US geography. We grew 7.2% sequential in America. From this perspective and the pipeline that we are seeing it continues to be good.
Correspondent: But stock markets think something is coming. Do you think this time they are missing something?
Suresh Senapaty: I think market is a function of not only the fundamentals but also sentimental and other opportunities. I think the Indian economy is doing well, there are multiple other sectors doing well, and lot of IPOs are coming in. From this view point investors are managing their funds across sectors keeping in mind short, medium and long-term opportunities.
Correspondent: Sudip, There is a huge difference in your guidance for Q3 and Q4. Why is that?
Sudip Nandy: We give guidance based on what we see happening in the market.
Correspondent: Q4 is a strongest quarter for you.
Sudip Nandy: Q3 was a strong quarter for us this time. Q4 will turn out to be a better quarter is what we see right now and we have given guidance based on what we think is realistic at this point of time in the market. Media has been constantly asking us is there a slow down happening, is there a US recession. We do not have any indications from any of our customers of any nervousness, any slow down, we have good ramp up plans. We have got good volume growth seen in the next quarter also.
Correspondent: How do you explain the sequential difference?
Sudip Nandy: I think one of the things is we only had a few weeks of the Infocrossing acquisition in Q3. We have a full quarter of this Q4. It has now become an integral part of Wipro’s offering and that makes a huge difference. If you remove it is a fairly steady guidance for all the four quarters.
Correspondent: Wipro’s exposure in Finance vertical in the US is limited. But there are talks of slow down in telecom space; has the problem started beyond the financial vertical?
Sudip Nandy: Telecom has always been an industry in a churn. I think after many quarters of 2% and 3% growth this is the first time that we have had two consecutive quarters of over 6% growth in the telecom and the R&D business. Out of that the telecom recorded strong growth due to a lot of outsourcing happening be it Europe or the US or even the emerging markets. We are now seeing some signs of recovery, slow and early recovery in the R&D and the embedded space also. This has been lead by the automotive, medical and industrial sectors. These are things we are seeing in the tech sector which was not there for the last 4 or 5 quarters.
Correspondent: For Q3 guidance Infocrossing was about $60 million, in the current 955 what is the breakup?
Sudip Nandy: It is about the same.
Correspondent: So you are not expecting any large change there?
Sudip Nandy: No, the Infocrossing kind of orders are large orders, they ramp up very slowly and they increase the run rate over a 4 or 5 quarter period. It will be in the $60 million range this quarter also.
Correspondent: If you walk into the Wipro campus and you see new and new buildings which are mushrooming up, what is happening there at the employee addition?
Pratik Kumar: It is going as per our plans. In Q3 we had decent head count additions, we had close to about 2500 campus joinees who came in, but going forward I think we shared it last time as well that we intended making about 14000 offers in campuses. We are almost through with that. Other than the engineering campus we would also be adding close to about 3500 non-engineering graduates and we are pretty much on course on that. So some of the facilities which you are seeing around are planning ahead for people who would be coming in 2008 and 2009.
Correspondent: Are you also of the view of the industry that going forward the availability of talent will be large and wage inflation industry has witnessed at entry level is actually going to reduce significantly?
Pratik Kumar: I have been maintaining this for a reasonably long time, so I am glad to hear others also converging around this view point. There are colleges out there and we needed to invest in training. Today we are seeing enlargement of that talent pool. It has gone beyond the engineering talent pool as we are getting into the Bachelor of Science and other graduates talent pool. Salary increases are bound to actually get moderated going forward. It is difficult to gauge at this stage what it would be like; I would be very, surprised if we continue to remain where we were in the past years.
Correspondent: Where do you see margins stabilizing for Wipro?
Sudip Nandy: I think there is scope for improvement in margins. We ended December 2007 at about Rs. 39.77 to the dollar as compared to Rs. 40.77 previous quarter; there was a 0.8% drop in our realization for the Forex. There was a 1.1% drop because of the acquisition, so of this 1.9% overall change we actually ended up with an overall drop of 0.8%.
Organically we remained flat in spite of the dollar impact and in spite of the full impact of the wage increase we made in August. Going forward, I think there are still several operating levers in terms of rookie mix, bulge utilization, and most important in the pricing we are realizing from our customers. We have added new customers, 39 of them this quarter. On the average for the old customers we have been able to get between 3 and 5% increase in rates, and our new customers have come at a 5% higher rate. We expect the margins to go up over the long term, but for the immediate next quarter we are guiding to be in the same range.
Pratik Kumar: Elaborating on some of the other operating levers like utilization which we have particularly focussed on, if you look at our utilization with trainees and without them, without trainees it is in high 70s, it is almost close to about 78% which I think is pretty much the level you can take it to, while with trainees it is at about 73.1%. So I think those are kicking in well which should also give us little more comfort in being able to hold on to where we were.
Correspondent: Wipro has a different kind of wage hike policy with offshore and onsite hikes are done in different quarters. Did you effect a wage hike in Q3?
Pratik Kumar: Except for the one which we have just announced for our onsite. You are right we follow different cycles. Our offshore hikes are typically given in mid of Q2, which is August beginning, and onsite hikes are given now, which is January beginning, so we have just about sending the letters out to employees.
Correspondent: Will that take your margins down more in Q4?
Pratik Kumar: There is obviously going to be an impact, which we are more than confident of being able to manage.
Correspondent: And that will be?
Pratik Kumar: Impact would get offset, but it would be close to about a percent.
Correspondent: Margins for Infocrossing, how many quarters do you think it will take for it to turn around?
Sudip Nandy: Because of Infocrossing we expect a lot of business to come at a higher margin to India and also Infocrossing standalone taken as it is we have just kicked off the offshoring activities so that many of the remote management of the data centers in the US are being done from India. By the end of the calendar year we expect significant elevation.
Correspondent: To get clarity on the wage part, let us just walk through the entire process, you said you would be considering a wage hike in coming quarter and that essentially is going to be for offshore employees?
Pratik Kumar: Yes in Q4, we have done it beginning January, so this is the time when we announce it for our onsite employees.
Correspondent: So the impact would be in Q4?
Pratik Kumar: Fully in Q4.
Correspondent: What is going to be the wage hike in percentage and what really would be impact?
Pratik Kumar: It would be close to about three percentile that translates to about 100 basis points.
Correspondent: And broadly speaking the next wage hike now which would be effective only next year, that is in Q2, and that would be again 4-5%?
Pratik Kumar: For offshore employees? Unlikely it will be only 4-5%, little higher. It is still early for us to establish where it would be, but if you look at last year we had given in the range of about 13%. I do not have a sense right now but as I shared I would expect it broadly to be in the same range if not a tat lower.
Correspondent: International press is insisting on the Cap Gemini...

Sudip Nandy: Yes they are, and actually we have been asked officially by the French Securities & Exchange Commission to clarify on this because it has had significant impact on the prices. We have issued the press release earlier this week denying any immediate involvement or discussion with them.
Correspondent: Were you ever involved? Had some amount of negotiation and the negotiation did not translate into some kind of a deal?
Sudip Nandy: Well, we have never had discussions on negotiations per se. If you talk of all the big companies there is a potential to team up with on a tactical basis to beat some other incumbent and hence a partnership discussion at the senior most levels for a tactical deal constantly happens. So we are in dialogue, now someone would interpret the dialogue to be discussions for something even more than a partnership, but we keep assessing all large companies to find out which portions of them makes sense for our business model and for our needs...
Correspondent: India, Middle East, APAC IT revenues have grown at 49% year-on-year, which is a good growth. Do you see similar growths to continue from this particular region and what has got you the growth which you are witnessing in the US markets?
Sudip Nandy: US had a healthy growth, 7% sequential. I think the India and Middle East market is on a blazing trail right now. We expect that growth to continue. We have recently announced a large deal in the telecom space in India for Total Outsourcing. We have won a number of deals; we have won more than 10 deals in the last 18 months in India in this space. We have a very healthy funnel of large deals which have a product component and a service component in the Middle East also, so we really think this growth rate that we have reported is only going to increase in the India and Asia PAC markets going forward. Many multinational, large organizations have 40 to 50% of the revenues coming from emerging markets and that is true for us also. We have always believed in India, we have been in India for the last 28 years as an IT services company and that investment has now expanded to Middle East. It is bearing fruit and growing in a good way.
Pratik Kumar: Sitting here I am seeing some news on channels that to indicate that there is an offshore hike being planned in Q1. There is no offshore hike being planned in Q1, for us it is in Q2. While some percentages are being indicated, I wish to clarify that we do not have a view on that at this stage, what we shared was for the previous year.
Correspondent: Fair Point. BFSI vertical, though you maintain is an important vertical, it is not a break and butter vertical for you. What is the picture there?
Sudip Nandy: BFSI has been the growth driver for us. This quarter end it accounted for almost 24% of our revenues, up from 21.5% a year back. We are getting good rates in BFSI. The interesting thing is we have now started getting orders from not just US and UK but even continental Europe. More importantly BPO, which has now become an integral part of the Wipro Technologies IT services, there is significant traction we are getting for integrated deals in BFSI, which includes BPO IT services, infrastructure, package implementation, and all of that. So, BFSI is not a cause for worry at this point of time.
Correspondent: Just to wrap it up, if I really have to do a broader analysis, 9 on 10 clients are telling you that business as usual or 10 on 10 clients are telling you business as usual?
Sudip Nandy: It is never 10 on 10; it is probably 8 on 10 who are telling us business as usual.
Correspondent: But two are slowing down there?

Sudip Nandy: Two say we do not know, we are watching, let us see what happens.
Correspondent: When you talk about IT budgets at the beginning of the year, what are the indications? Do they change in a very dramatic manner in the future during the year? What has been your past experience?
Sudip Nandy: We normally would get early indications and from we have heard there is no deduction in budgets or discretionary spending except for very few niche companies focussed in the mortgage industry or specific impacts in sub-prime. For a larger customer base and manufacturing and retail, utilities, energy, telecom, we are not seeing them say that there is a huge cut in budget at all, in fact quite a few have said there is a steady increase in budget but all of them have said there is a increase in offshore.
Correspondent: Gentlemen, I appreciate for your time and thank you so very much for joining us on NDTV Profit.